FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 28, 2016

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

 ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

 ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AU Optronics Corp. Reports First Quarter 2016 Financial Results” dated April 28, 2016.
2.	Investor Conference Materials entitled, “AU Optronics Corp. First Quarter 2016 Results”, dated April 28, 2016.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: April 28, 2016	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Strategy Officer

Item 1

News Release

AU Optronics Corp. Reports First Quarter 2016 Financial Results

Issued by: AU Optronics Corp.

Issued on: April 28, 2016

Hsinchu, Taiwan, April 28, 2016–

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today held its investor conference and announced its unaudited consolidated financial results for the first quarter of 2016(1).

Consolidated revenues in the first quarter of 2016 were NT$71.14 billion, down 14.7% from the previous quarter. Gross profit was NT$0.39 billion, with gross margin of 0.5%. Operating loss was NT$5.10 billion, with the operating margin of -7.2%. AUO’s net loss for the first quarter of 2016 was NT$5.58 billion. Net loss attributable to owners of the Company was NT$5.48 billion, with a basic EPS(2) of -NT$0.57.

In the first quarter of 2016, large-sized panel(3) shipments totaled 24.43 million units, a decrease of 11.5% quarter-over-quarter. Shipments of small-and-medium-sized panels in the same quarter exceeded 37.75 million units, up by 13.0% quarter-over-quarter.

AUO’s unaudited consolidated results for the first quarter of 2016 were highlighted as below:

•	Revenues of NT$71.14 billion

•	Net loss of NT$5.58 billion

•	Basic EPS(2) of -NT$0.57

•	Gross margin was 0.5%

•	Operating margin was -7.2%

•	EBITDA(4) margin was 6.8%

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As the first quarter was the traditional slow season and the customers continued to digest their inventories carried from the end of last year, market prices for panels were still on the decline. As a result, AUO’s financial results in the first quarter were less than ideal. Despite of such challenging market conditions, the management team has managed the Company’s inventory prudently, and kept its net debt to equity ratio at a low level at 17.6%. Overall speaking, the Company has been able to maintain its financial structure at a stable and healthy status.

Beginning from March, the market demand has shown signs of recovery, benefiting from the inventory preparation for the coming sports events and the Labor Day sales in China. Looking forward to the second quarter, the business momentum is expected to continue. AUO will keep promoting high value-added products, including curved TV panels, bezel-less TV panels, and integrated touch panels for notebook PCs, industrial PCs and cars. By continuing to pursue product strategies of “differentiation”, “quality optimization” and “value enhancement”, it is hoped that AUO can stand out from its peers in the panel industry with ever-intensifying competition.

(1)	All financial information was unaudited and was prepared by the Company in accordance with Taiwan IFRS.

(2)	Basic EPS in the first quarter of 2016 was calculated based on the weighted average outstanding shares of the reporting quarter (9,624 million shares).

(3)	Large size refers to panels that are 10 inches and above in diagonal measurement.

(4)	EBITDA = Operating Profit + D&A, that is, operating profit before depreciation and amortization.

###

ABOUT AU OPTRONICS

AU Optronics Corp. (AUO) is one of the world’s leading providers of optoelectronic solutions. AUO offers a full range of panel sizes and comprehensive applications ranging from 1.2 inches to 85 inches. Based on its profound R&D and manufacturing experience, AUO continues to develop advanced display technologies of the next generation. AUO extended its market to the green energy industry in 2008. By building a vertically integrated high-efficiency solar value chain, AUO provides its customers with high-efficiency solar solutions. AUO currently has global operations in Taiwan, Mainland China, the U.S., Japan, South Korea, Singapore, the Netherlands, Czech and Slovakia. Additionally, AUO is the first pure TFT-LCD manufacturer to be successfully listed at the New York Stock Exchange (NYSE). AUO has also been named to Dow Jones Sustainability World Index from 2010 to 2015. AUO generated consolidated revenues of NT$360.35 billion in 2015. For more information, please visit AUO.com.

2/3

Safe Harbour Notice

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), a global leader of TFT-LCD panels, today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the  pace of development of the flat panel display industry and the solar industry, the growth in demand in those markets, acceptance of and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on March 21, 2016.

For more information, please contact:

Gwen Ting	Jessie Lee
Corporate Communications Division	Corporate Communications Division
AU Optronics Corp.	AU Optronics Corp.
Tel: +886-3-5008800 ext 7259	Tel: +886-3-5008800 ext 3206
Fax: +886-3-5772730	Fax: +886-3-5772730
Email: gwen.ting@auo.com	Email : jessie.jc.lee@auo.com

3/3

Item 2

U Optronics Corp.

First Quarter 2016 Results Investor Conference

友達光電

年第一季法人說明會

Safe Harbor Notice

• The statements included in this presentation that are not historical in nature are “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics’ future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics’ current expectations.

• Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.

• Beginning on January 1, 2013, we have adopted the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) to the extent endorsed by the ROC Financial Supervisory Commission (“FSC”) (“Taiwan IFRS”) for reporting our annual and interim consolidated financial statements in the ROC in accordance with the requirements of the FSC. All financial information contained herewithin is presented in conformity with Taiwan IFRS. Readers should be cautioned that Taiwan IFRS differs in many material respects from IFRS including to the extent that any new or amended standards or interpretations applicable under IFRS may not be timely endorsed by the FSC.

• Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise.

Statement of Comprehensive Income

a) Basic EPS in 1Q16 was calculated based on the weighted average outstanding shares of the reporting quarter (9,624m shares); Basic EPS in both 4Q15 and 1Q15 were calculated based on the weighted average outstanding shares of 2015 (9,624m shares).

Large size refers to panels that are 10 inches and above

Consolidated Balance Sheet Highlights

Unaudited, prepared by AUO based on Taiwan IFRS

a) Excluding time deposit with maturity longer than 3 months (NT$1,166m in 1Q16 , NT$9,998m in 4Q15 , and NT$2,410m in 1Q15)

b) Short term debt refers to all interest bearing debt maturing within one year

c) Calculated by dividing the average inventory into the annualized cost of goods sold during such period, then multiplying by 365 days

Net Debt to Equity = (Short Term Debt + Long Term Debt - Cash and ST Investment) / Equity

Consolidated Cash Flow Highlights

– Unaudited, prepared by AUO based on Taiwan IFRS

In addition to cash generated from operating, investing and financing activities, net change in cash also include effect on currency exchange of foreign subsidiaries

Display Revenue Breakdown by Application

– Unaudited, prepared by AUO based on Taiwan IFRS

– Mobile PC : including Notebook and Tablet displays

– Mobile Device : including displays for mobile phones and other related products

– Commercial and Others: including displays for automobile, industrial PC, ATM, point of sale (POS), pachinko, and etc.

Display Revenue Breakdown by Size

– Unaudited, prepared by AUO based on Taiwan IFRS

Consolidated Shipments & ASP by Area

Shipments in square meter ASP per square meter

– Unaudited, prepared by AUO based on Taiwan IFRS

– ASP per square meter in US$ was translated from NT$ based on average exchange rates announced by Customs Administration, Ministry of Finance of each respective quarter

Consolidated Small & Medium Panel

Shipments by Area & Revenues

Shipments in square meter Revenue

www.auo.com

ir@auo.com

AU OPTRONICS CORP.

CONSOLIDATED COMPREHENSIVE INCOME STATEMENT

For the Three Months Ended March 31, 2016 and 2015 and December 31, 2015

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

		Year over Year Comparison					Sequential Comparison
		1Q 2016		1Q 2015			1Q 2016		4Q 2015
	USD	NTD	%	NTD	YoY%	USD	NTD	%	NTD	QoQ%
Net Sales	2,211	71,135	100.0	95,302	(25.4)	2,211	71,135	100.0	83,442	(14.7)
Cost of Goods Sold	2,198	70,746	99.5	80,954	(12.6)	2,198	70,746	99.5	78,954	(10.4)
Gross Profit	12	390	0.5	14,348	(97.3)	12	390	0.5	4,489	(91.3)

Operating Expenses	170	5,486	7.7	5,395	1.7	170	5,486	7.7	5,659	(3.1)
Operating Profit (Loss)	(158)	(5,097)	(7.2)	8,952	－	(158)	(5,097)	(7.2)	(1,171)	335.3

Net Non-Operating Income (Expense)	(6)	(188)	(0.3)	(3,179)	(94.1)	(6)	(188)	(0.3)	(6,859)	(97.3)

Profit (Loss) before Income Tax	(164)	(5,285)	(7.4)	5,774	－	(164)	(5,285)	(7.4)	(8,030)	(34.2)

Income Tax Expense	(9)	(295)	(0.4)	(502)	(41.1)	(9)	(295)	(0.4)	(209)	41.3
Net Profit (Loss)	(173)	(5,580)	(7.8)	5,272	－	(173)	(5,580)	(7.8)	(8,239)	(32.3)

Other Comprehensive Income (Loss)	(48)	(1,554)	(2.2)	(854)	82.0	(48)	(1,554)	(2.2)	(1,353)	14.9
Total Comprehensive Income (Loss)	(222)	(7,134)	(10.0)	4,418	－	(222)	(7,134)	(10.0)	(9,592)	(25.6)

Net Profit (Loss) Attributable to:
Owners of Company	(170)	(5,477)	(7.7)	5,156	－	(170)	(5,477)	(7.7)	(8,182)	(33.1)
Non-controlling Interests	(3)	(103)	(0.1)	116	－	(3)	(103)	(0.1)	(58)	79.0
Net Profit (Loss)	(173)	(5,580)	(7.8)	5,272	－	(173)	(5,580)	(7.8)	(8,239)	(32.3)

Total Comprehensive Income Attributable to:
Owners of Company	(205)	(6,600)	(9.3)	4,466	－	(205)	(6,600)	(9.3)	(9,046)	(27.0)
Non-controlling Interests	(17)	(535)	(0.8)	(48)	1,017.1	(17)	(535)	(0.8)	(546)	(2.1)
Total Comprehensive Income (Loss)	(222)	(7,134)	(10.0)	4,418	－	(222)	(7,134)	(10.0)	(9,592)	(25.6)

Basic Earnings Per Share	(0.02)	(0.57)		0.54		(0.02)	(0.57)		(0.85)
Basic Earnings Per ADS(3)	(0.18)	(5.69)		5.36		(0.18)	(5.69)		(8.50)
Weighted-Average Shares Outstanding ('M)		9,624		9,624			9,624		9,624

Note:	(1)	Unaudited, prepared by AUO based on Taiwan IFRS

(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.18 per USD as of March 31, 2016

(3)	1 ADS equals 10 common shares

AU OPTRONICS CORP.

CONSOLIDATED BALANCE SHEET

March 31, 2016 and 2015

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) )

		March 31, 2016		March 31, 2015		YoY
ASSETS	USD	NTD	%	NTD	%	NTD	%
Cash and Cash Equivalents	2,289	73,656	18.1	78,325	17.2	(4,669)	(6.0)
Notes & Accounts Receivables	973	31,304	7.7	55,222	12.1	(23,918)	(43.3)
Other Current Financial Assets	57	1,830	0.4	4,217	0.9	(2,387)	(56.6)
Inventories	969	31,177	7.7	38,034	8.4	(6,857)	(18.0)
Other Current Assets	166	5,333	1.3	4,481	1.0	852	19.0

Total Current Assets	4,453	143,299	35.2	180,278	39.6	(36,979)	(20.5)

Long-term Investments	450	14,472	3.6	15,011	3.3	(540)	(3.6)

Net Fixed Assets	6,469	208,157	51.1	222,606	49.0	(14,449)	(6.5)

Other Assets	1,291	41,560	10.2	36,866	8.1	4,695	12.7

Total Assets	12,663	407,488	100.0	454,761	100.0	(47,273)	(10.4)

LIABILITIES
Short-term Borrowings	55	1,767	0.4	0	0.0	1,767	－
Accounts Payable	1,709	54,988	13.5	66,959	14.7	(11,970)	(17.9)
Current Installments of Long-term Borrowings	1,123	36,126	8.9	39,864	8.8	(3,738)	(9.4)
Current Installments of Bonds Payable	0	0	0.0	13,172	2.9	(13,172)	(100.0)
Current Financial Liabilities	20	645	0.2	48	0.0	597	1237.8
Accrued Expense & Other Current Liabilities	871	28,023	6.9	36,773	8.1	(8,750)	(23.8)
Machinery and Equipment Payable	269	8,642	2.1	4,301	0.9	4,341	100.9

Total Current Liabilities	4,046	130,191	31.9	161,117	35.4	(30,926)	(19.2)

Long-term Borrowings	2,188	70,422	17.3	78,311	17.2	(7,889)	(10.1)
Non Current Financial Liabilities	0	10	0.0	8	0.0	2	25.5
Other Long-term Liabilities	295	9,507	2.3	10,480	2.3	(973)	(9.3)

Total Long-term Liabilities	2,484	79,940	19.6	88,799	19.5	(8,860)	(10.0)

Total Liabilities	6,530	210,131	51.6	249,916	55.0	(39,786)	(15.9)

EQUITY
Common Stock	2,991	96,242	23.6	96,242	21.2	0	0.0
Capital Surplus	1,875	60,336	14.8	59,501	13.1	835	1.4
Retained Earnings	464	14,930	3.7	25,675	5.6	(10,745)	(41.8)
Other Equity	123	3,963	1.0	4,259	0.9	(296)	(6.9)
Non-Controlling Interests	680	21,886	5.4	19,167	4.2	2,718	14.2
Total Equity	6,133	197,358	48.4	204,845	45.0	(7,487)	(3.7)
Total Liabilities & Equity	12,663	407,488	100.0	454,761	100.0	(47,273)	(10.4)

Note:	(1)	Unaudited, prepared by AUO based on Taiwan IFRS

(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.18 per USD as of March 31, 2016

(3)	Cash and Cash Equivalents excluding time deposit with maturity longer than 3 months

AU OPTRONICS CORP.

CONSOLIDATED STATEMENT OF CASH FLOW

For the Period Ended March 31, 2016 and 2015

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	1Q 2016		1Q 2015
	USD	NTD	NTD
Cash Flow from Operating Activities:
Profit(Loss) before Income Taxes	(164)	(5,285)	5,774
Depreciation & Amortization	308	9,911	13,387
Share of Profit of Equity-Accounted Investees	(4)	(113)	(177)
Changes in Working Capital	88	2,845	(6,177)
Changes in Others	(4)	(128)	(350)
Net Cash Provided by Operating Activities	225	7,230	12,457

Cash Flow from Investing Activities:
Acquisition of Property, Plant and Equipment	(323)	(10,385)	(5,218)
Proceeds from Disposal of Property, Plant and Equipment	0	9	29
Acquisition of Equity-Accounted Investees and Financial Assets Carried at Cost	(2)	(67)	0
Decrease(Increase) in Other Financial Assets	(0)	(1)	129
Increase in Intangible Assets	(6)	(190)	0
Decrease(Increase) in Other Assets	(0)	(4)	5
Net Cash Used in Investing Activities	(331)	(10,638)	(5,055)

Cash Flow from Financing Activities:
Increase(Decrease) in Short-term Borrowings	5	173	(381)
Decrease in Long-term Borrowings and Bonds Payable	(29)	(947)	(10,623)
Increase(Decrease) in Guarantee Deposits	(0)	(8)	35
Changes in Non-Controlling Interests and Others	(19)	(610)	(129)
Net Cash Used by Financing Activities	(43)	(1,392)	(11,098)

Effect of Exchange Rate Changes on Cash	(13)	(425)	56
Net Decrease in Cash and Cash Equivalents	(162)	(5,225)	(3,641)
Cash and Cash Equivalents at Beginning of Period	2,451	78,881	81,965
Cash and Cash Equivalents at End of Period	2,289	73,656	78,325

Note:	(1)	Unaudited, prepared by AUO based on Taiwan IFRS

(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.18 per USD as of March 31, 2016